Exhibit 99.1

Fusion Fuel Green PLC Announces $4.3 Million Private Placement and Noteholder Agreements

Dublin, Ireland – July 23, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a provider of integrated energy solutions, today announced that it has entered into a definitive agreement for a private placement (the “PIPE”) with investors for aggregate gross proceeds of $4.3 million.

Under the Securities Purchase Agreement, dated July 22, 2025 (the “Securities Purchase Agreement”), Fusion Fuel will issue and sell:

●	269,459 Class A Ordinary Shares;

●	Pre-funded warrants to purchase 541,706 Class A Ordinary Shares at a nominal exercise price of $0.0035 per share, which can be converted at any time;

●	Warrants to purchase 1,622,330 Class A Ordinary Shares at an exercise price of $4.926 per share, with a three-year exercise window; and

●	Warrants to purchase 811,165 Class A Ordinary Shares at an exercise price of $9.852 per share, with a three-year exercise window.

The Securities Purchase Agreement requires Fusion Fuel to use the net proceeds from the offering to fully repay any indebtedness under its outstanding Senior Convertible Notes dated January 10, 2025 and March 3, 2025 (collectively, the “2025 Notes”). The remaining funds will support general corporate and working capital purposes, as well as transaction-related costs.

In connection with the PIPE, the Company also entered into agreements with holders of the 2025 Notes, providing for:

●	Redemption of any unconverted or unpaid 2025 Notes, which had been converted in full as of July 22, 2025;

●	Cancellation of previously issued warrants to the noteholders and an exchange for new warrants to purchase an aggregate of 294,658 Class A Ordinary Shares pursuant to Section 3(a)(9) under the U.S. Securities Act of 1933, as amended (the “Securities Act”); and

●	waivers and releases from noteholders regarding certain rights and obligations under prior agreements.

The PIPE was conducted as a private placement exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder. Fusion Fuel has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within 15 days of the closing to register the resale of the securities issued in the PIPE.

John-Paul Backwell, CEO of Fusion Fuel, commented, “This transaction significantly simplifies our capital structure, allowing us to make important headway on several legacy items while maintaining strong forward momentum. With a cleaner and simplified cap table and funding terms, as well as greater financial flexibility, we are well-positioned to continue delivering on our ambitious growth plans for 2025 and beyond.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC, on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact
ir@fusion-fuel.eu
www.fusion-fuel.eu